UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

    X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, **2007**

OR

        TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a) Report of Independent Registered Public Accounting Firm

(b) Statements of Net Assets Available for Benefits at December 31, 2007 and 2006

(c) Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

(d) Notes to Financial Statements as of December 31, 2007 and 2006

(e) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2007

(f) Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2007

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2007 and delinquent participant contributions during the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas
June 27, 2008

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash, non-interest bearing	$ 243,007	$ 36,954
Investments, at fair value:		
Money market funds	43,835	57,703
Life insurance contract	38,305	38,447
Common collective trusts	14,658,406	11,439,011
Core Laboratories N.V. common stock	37,162,694	27,615,463
Registered investment companies (mutual funds)	61,625,484	55,462,496
Participant loans	2,250,758	1,853,105
	115,779,482	96,466,225
Receivables:		
Employee contributions receivable	151,236	139,935
Employer contributions receivable	82,503	1,575,181
Other receivables	75,900	29,165
	309,639	1,744,281
Total assets	116,332,128	98,247,460
LIABILITIES		
Other payables	341,910	91,524
Total liabilities	341,910	91,524
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	115,990,218	98,155,936
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	102,885	249,595
NET ASSETS AVAILABLE FOR BENEFITS	$ 116,093,103	$ 98,405,531

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income:	
Interest and dividends	$ 6,112,247
Net appreciation in fair value of investments (See Note 3)	14,341,402
	20,453,649
Contributions:	
Participant	4,825,368
Participant rollovers	233,287
Employer	2,249,190
Total Contributions	7,307,845
Total additions	27,761,494
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Withdrawals and retirement benefits	9,936,240
Administrative expenses	137,682
Total deductions	10,073,922
INCREASE IN NET ASSETS	17,687,572
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	98,405,531
End of year	$116,093,103

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established through its predecessor entity, Core Laboratories, Inc. effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan administrator as defined under ERISA. The 401K Company (the "Recordkeeper") has been contracted to provide administration services for the Plan, including maintaining the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For most eligible employees, participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21. However, certain designated classes of employees must satisfy a service requirement of either six months or 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

The Plan allows each participant to make pre-tax contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $15,500 for 2007 ($15,000 for 2006). The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During 2007 and 2006, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation. In addition, the Company made discretionary contributions for 2006 Plan year equal to 3% of the base compensation of the participants eligible to share in the contribution. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the employee's compensation and weighted average years of service, in accordance with the terms of the Plan document. As of June, 2008, the Company has made no discretionary contributions for the 2007 Plan year.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of any additional Company contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings/losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service (as defined by the Plan). A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, attains normal retirement age, or dies.

Investment Program

Participants may direct the investment of their contributions, the Company's matching contributions, and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock.

Administrative Expenses

The Plan pays substantially all administrative expenses. For 2007, expenses were comprised of approximately $53,000 for recordkeeper fees, $72,000 for broker fees, and $12,500 for audit fees. Any legal fees associated with the Plan have been paid by the Company and are considered immaterial to the Plan assets. Additionally, the Company provides various other operational and administrative services to the Plan for which the costs are incurred directly by the Company. These expenses are not included in the Plan's financial statements. Any such expenses not paid by the Company are paid by the Plan and are included in the Plan's financial statements.

Loans

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Loans bear interest ranging from 5.94% to 9.22%. Loans are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account.

Payment of Benefits and Forfeitures

Upon termination of employment, death, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59½. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months (twelve months for hardship withdrawals made prior to 2003). A participant can withdraw his or her after-tax contributions and rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During 2007, forfeitures of $84,733 were used to reduce Company contributions. At December 31, 2007, forfeitures of $132,680 were available to reduce future Company contributions or to pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Investments in registered investment companies (shares of mutual funds) are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participants' notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-divided date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the U.S. requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein. We evaluate our estimates on an ongoing basis and utilize our historical experience, as well as various other assumptions that we believe are reasonable in a given circumstance, in order to make these estimates. Actual results could differ from our estimates, as assumptions and conditions change.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements and SFAS 157 applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan's management does not expect the adoption of SFAS 157 to have a material impact on the Plan's financial statements.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006.

	2007	2006
Core Laboratories N.V. Common Stock	$ 37,162,694	$ 27,615,463
Invesco Stable Value Fund	14,658,406	11,439,011
Washington Mutual Investors Fund - Class A	12,222,586	11,734,941
The Growth Fund of America - Class A	9,204,031	7,930,871
EuroPacific Growth Fund - Class A	8,239,482	6,923,899
PIMCO Total Return Fund - Class A	6,650,214	5,098,905
Franklin Balance Sheet Investment Fund - Class A	6,165,578	6,548,239

During the year ended December 31, 2007, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies (mutual funds)	$ (814,296)
Core Laboratories N.V. common stock	15,155,698
Net appreciation in fair value of investments	$ 14,341,402

4. RISKS AND UNCERTAINTIES

The Plan provides for various investments in a collective trust fund, mutual funds and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the amounts reported in participant accounts.

5. FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated July 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since filing for this determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Company common stock and the Plan invests in participant loans. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

	2007	2006
Net assets available for benefits as reported in the financial statements	$ 116,093,103	$ 98,405,531
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,885)	(249,595)
Net assets available for benefits as reported in the Form 5500	$ 115,990,218	$ 98,155,936

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2007, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

Net increase in net assets available for benefits as reported in the financial statements	$ 17,687,572
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	249,595
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,885)
Net increase in net assets available for benefits as reported in the Form 5500	$ 17,834,282

8. SUBSEQUENT EVENTS

On January 2, 2008, the assets of the Temco, Inc. 401(k) plan totaling $865,773 were merged into the Plan.

SUPPLEMENTAL SCHEDULES

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2007

Identity of Party Involved	Relationship to Plan	Description of the Issue	Amounts corrected outside VFCP (Voluntary Fiduciary Correction Program) *
Core Laboratories N.V.	Employer	Core Laboratories N.V. failed to timely remit (as determined under DOL regulations) participant contributions for the month ended December 31, 2007 to the trust containing assets of the Plan.	$ 93

* The Plan accounts of affected participants have been credited with earnings to make up for amounts that could have been earned on the participant contributions from the point that they were due to be deposited to the Plan's trust to the date when the contributions were actually made.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Plan Number: 001
EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	*** (e) Current Value
**	Core Laboratories N.V. *	Common Stock - Core Laboratories N.V.	$ 37,162,694
**	Invesco National Trust Company	Common Collective Trust - Stable Value Fund	14,658,406
**	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class A	12,222,586
**	American Funds	Mutual Fund - The Growth Fund of America - Class A	9,204,031
**	American Funds	Mutual Fund - EuroPacific Growth Fund - Class A	8,239,482
**	PIMCO Funds	Mutual Fund - PIMCO Total Return Fund Class A	6,650,214
**	Franklin Templeton Investments	Mutual Fund - Franklin Balance Sheet Investment Fund - Class A	6,165,578
	The Vanguard Group	Mutual Fund - Vanguard 500 Index Fund	4,847,290
	Lord Abbett & Company	Mutual Fund - Lord Abbett Developing Growth Fund - Class A	4,757,725
	AIM Investments	Mutual Fund - AIM International Small Company Fund - Class A	3,533,564
	Lazard Funds	Mutual Fund - Lazard Emerging Markets	3,486,992
	Cohen & Steers Funds	Mutual Fund - Cohen & Steers Realty Shares	2,518,022
	Participant Loans *	Interest rates ranging from 5.94% to 9.22% with varying maturity dates	2,250,758
	Alliance Capital Management Corp.	Money Market Fund - Alliance Capital Reserves	43,835
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	38,305
		Total assets held for investment purposes	$ 115,779,482

*   Represents a party-in-interest transaction.
**   Represents investments comprising at least 5% of net assets available for benefits.
***   Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td colspan="2">CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN</td></tr>
<tr><td></td><td>By:</td><td>Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan</td></tr>
<tr><td>Date: June 27, 2008</td><td>By:</td><td>/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan</td></tr>
</table>

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859) of Core Laboratories N.V. of our report dated June 27, 2008 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas
June 27, 2008